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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January, 2004

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   January 16, 2004

* Print the name and title of the signing officer under his signature.

CONFIRMATION

CHANGE OF AUDITOR

TO:              Alberta Securities Commission
                    British Columbia Securities Commission
                    Quebec Securities Commission

AND TO:     Grant Thornton LLP, Chartered Accountants

AND TO:     McCarney Greenwood LLP, Chartered Accountants

                    We confirm that Notice of Change of Auditors, the letter of Grant Thornton LLP,
Chartered Accountants and the letter of McCarney Greenwood LLP, Chartered Accountants, annexed hereto as Exhibits "A", "B" and "C" respectively, have been reviewed by the audit committee and board of directors of ROYAL STANDARD MINERALS INC.

                                                                             ROYAL STANDARD MINERALS  INC.

                                                                             Per:    \s\ Roland M. Larsen
                                                                                         Roland Larsen,
                                                                                         President

EXHIBIT A

NOTICE OF CHANGE OF AUDITOR

TO:                         Grant Thornton LLP, Chartered Accountants

AND TO:               McCarney Greenwood LLP, Chartered Accountants

TAKE NOTICE THAT Grant Thornton LLP, Chartered Accountants, the former auditors of ROYAL
STANDARD MINERALS INC. (the "Corporation") tendered their resignation (the “Resignation”)
effective January 15, 2004 and the directors of the Corporation on January 15, 2004 appointed McCarney
Greenwood LLP, Chartered Accountants, successor auditors in their place.

TAKE FURTHER NOTICE THAT:

(a) there have been no reservations contained in the auditor's reports on the annual financial statements of the Corporation for the two (2) fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(b) the Corporation's Board of Directors and Audit Committee approved the appointment of
McCarney Greenwood LLP, Chartered Accountants in their place; and

(c) there were no reportable events (as defined in part 3 of National Policy No. 31) in connection with each of Grant Thornton LLP’s audits of the Company, which occurred prior to their resignation.

DATED at Toronto, Ontario this 15th, day of January, 2004.

                                                                                  BY ORDER OF THE BOARD

                                                                                  \s\ Roland M. Larsen

                                                                                  Roland Larsen,
                                                                                  President

EXHIBIT B

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member Firm of
Grant Thornton International

January 15, 2004

Alberta Securities Commission
British Columbia Securities Commission
Quebec Securities Commission

Dear Sirs:

Re: Royal Standard Minerals Inc.

Pursuant to National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice of Change of Auditor sent to us by the above-noted company dated January
15, 2004. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

Grant Thornton LLP
Chartered Accountants

\s\ Grant Thornton LLP

Toronto, Canada

cc:     Board of Directors, Royal Standard Minerals Inc.
         McCarney Greenwood LLP, Chartered Accountants

19th Floor, South Tower
Royal Bank Plaza
200 Bay Street, Box 55
Toronto, ON
M5J 2P9
Tel: (416) 366-0100
Fax: (416) 360-4949
Email: Toronto@GrantThornton.ca

EXHIBIT C

British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

Dear Sir(s)/ Madam(s)

Re:    Royal Standard Minerals Inc.

We have read the notice of Royal Standard Minerals Inc. dated January 15, 2004 and we are in agreement with the statements contained in such Notice.

Yours very truly,

\s\  McCarney Greenwood LLP

McCarney Greenwood LLP
Chartered Accountants

January 15, 2004